UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934*
(Amendment No. 9)
AMERICAN HOMEPATIENT, INC.

(Name of Issuer)
common stock, $0.01 par value per share

(Title Of Class Of Securities)
942683103

(Cusip Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100

(Name, Address And Telephone Number Of Person
Authorized To Receive Notices Of Communication)
September 1, 2010

(Date Of Event Which Requires Filing Of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026649103	Page	2	of	10

1	NAME OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P., a Bermuda partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Based on 10,746,075 shares outstanding as of September 1, 2010 as reported by the Issuer in its Schedule TO filed on September 2, 2010.

CUSIP No.	026649103	Page	3	of	10

1	NAME OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN
(1) Based on 10,746,075 shares outstanding as of September 1, 2010 as reported by the Issuer in its Schedule TO filed on September 2, 2010.

CUSIP No.	026649103	Page	4	of	10

1	NAME OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 10,746,075 shares outstanding as of September 1, 2010 as reported by the Issuer in its Schedule TO filed on September 2, 2010.

CUSIP No.	026649103	Page	5	of	10

1	NAME OF REPORTING PERSONS: James Dondero I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	78.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 10,746,075 shares outstanding as of September 1, 2010 as reported by the Issuer in its Schedule TO filed on September 2, 2010.

The Schedule 13D, filed on February 27, 2006 by Highland Crusader Offshore Partners, L.P., a Bermuda partnership (“Crusader”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James Dondero (“Dondero”) (together, the “Reporting Persons”), as amended by the Amendment No. 1 filed on March 16, 2006, Amendment No. 2 filed on May 9, 2006, Amendment No. 3 filed on May 31, 2006, Amendment No. 4 filed on December 15, 2006, Amendment No. 5 filed on April 4, 2007, Amendment No. 6 filed on April 13, 2007, Amendment No. 7 filed on June 7, 2007 and Amendment No. 8 filed on April 28, 2010 relating to the shares of common stock, par value $0.01 per share (the “common stock”), of American HomePatient, Inc. (the “Issuer”), is hereby amended as set forth below by this Amendment No. 9.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:
     On September 1, 2010, the Issuer completed its self-tender offer, and accepted for purchase the 6,917,314 shares of common stock in the Issuer that were validly tendered and not withdrawn. Pursuant to its obligations under the Restructuring Support Agreement, and subject to the terms and conditions contained therein, because the self-tender offer was completed but less than 100% of the shares of the Issuer not owned by Highland Capital or Crusader and their affiliates were tendered, the Issuer will consummate a follow-on merger pursuant to which the remaining shares of common stock in the Issuer not held by Highland Capital or Crusader and their affiliates will be cancelled in exchange for sixty-seven cents ($0.67) per share, and then Issuer will de-register its stock pursuant to federal securities laws. Upon consummation of the follow-on merger, Highland Capital and Crusader together plan to appoint four new directors to the Issuer’s Board.
     Additionally, on September 2, 2010, the Issuer entered into a First Lien Credit Agreement and Second Lien Credit Agreement (collectively, the “Credit Agreements”), each with General Electric Capital Corporation (“GECC”) as lender and agent, and certain other lenders, including certain affiliates of Highland Capital (the “Highland Lenders”). Pursuant to the terms of the Restructuring Support Agreement, the Highland Lenders and the Issuer’s other senior lenders had agreed to restructure the Issuer’s outstanding senior debt, which had matured in August of 2009, subject to a number of conditions, including, among others, the successful completion of the self-tender offer. The Issuer, the Highland Lenders, GECC and the Issuer’s other senior lenders entered into the Credit Agreements to effect the restructuring of the Issuer’s senior debt upon the successful closing of the self-tender offer as contemplated by the Restructuring Support Agreement.
     The Issuer’s senior debt has been restructured into a first lien $95.5 million term loan (the “First Lien Loan”) and a second lien $120.7 million term loan (the “Second Lien Loan”), each with a maturity date of September 2, 2014, and each with variable interest as provided in the applicable Credit Agreement. The First Lien Loan bears interest at a rate equal to (x) in the case of LIBOR Rate Loans, LIBOR (subject to a 2.80% floor) plus 4.00% and (y) in the case of Base Rate Loans, Base Rate (subject to a 3.80% floor) plus 3.00%. The Second Lien Loan bears interest at a rate equal to (x) in the case of LIBOR Rate Loans, LIBOR plus 7.00%, and (y) in the case of Base Rate Loans, Base Rate plus 6.00%. LIBOR and Base Rate are determined on customary bases. Under certain circumstances, the Issuer may pay a portion of the interest on the Second Lien Loan in-kind. Obligations of the Issuer under the Credit Agreements are guaranteed by substantially all of the Issuer’s existing and future direct and indirect United States subsidiaries, with certain customary or agreed-upon exceptions. The guarantors have pledged certain of their assets as security for their obligations. The Second Lien Loan ranks junior in priority to the First Lien Loan, pursuant to the terms of a customary intercreditor agreement.
     The Credit Agreements require the Issuer to comply with customary affirmative, negative and financial covenants. The Credit Agreements require that the Issuer maintain a minimum interest coverage ratio and a maximum total debt to adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) ratio, or leverage ratio. The Credit Agreements also limit the amount of capital expenditures the Issuer can make for any fiscal year, pursuant to calculations set forth in the Credit Agreements.
     The Credit Agreements contain customary events of default, including but not limited to nonpayment; material inaccuracy of representations and warranties; violations of covenants and other provisions of the Credit Agreements; certain bankruptcies and liquidations; certain cross-defaults to material indebtedness; certain material judgments; certain events related to certain pledges of the assets of the Issuer and those of certain of its subsidiaries, as security for the obligations under the Credit Agreements; and certain changes of ownership.
     Each Reporting Person reserves the right, based on all relevant factors, and in each case subject to the provisions of the Restructuring Support Agreement and Highland Capital’s and Crusader’s obligations thereunder, to acquire additional shares of common stock, to dispose of all or a portion of its holdings of common stock, to modify, amend or rescind any proposals with respect to the acquisition of common stock or assets of the Issuer, a merger, a reorganization or any other extra-ordinary transaction involving the Issuer or its assets, to engage in short selling of or any hedging or similar transactions with respect to the common stock, or to change its intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons, Crusader LP and Crusader LLC declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
     Percentages in section (a) below calculate, as of the date of this Report, the direct beneficial ownership for Crusader based upon 10,746,075 shares of common stock of the Issuer outstanding as of September 1, 2010 as reported by the Issuer in its Schedule TO filed on September 2, 2010. The Reporting Persons are updating this Item 5 to report an increase in their respective current beneficial ownership percentages of the common stock of the Issuer resulting solely from a decrease in the number of outstanding shares of common stock.
     (a) (i) Crusader directly beneficially owns 8,437,164 shares of common stock, collectively representing 78.5% of the outstanding common stock of the Issuer.

     (ii) Crusader LP is the general partner of Crusader. However, pursuant to the management agreement between Highland Capital and Crusader, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader and Crusader LP beneficially owns 0 shares of common stock of the Issuer.
     (iii) Crusader LLC is the general partner of Crusader LP. However, pursuant to the management agreement between Highland Capital and Crusader, Highland Capital exercises all voting and dispositive powers with respect to securities held by Crusader and Crusader LLC beneficially owns 0 shares of common stock of the Issuer.
     (iv) Highland Capital is the investment advisor to Crusader and has the power to control and vote the shares set forth in paragraph (a)(i) above and accordingly may be deemed to indirectly beneficially own all of such shares.
     (v) Strand is the general partner of Highland Capital, and accordingly may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
     (vi) James Dondero is the President and a director of Strand, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(i) above.
     (b) As a result of the relationships described herein, each of the Reporting Persons may be deemed to be a beneficial owner of the common stock, and as a result each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares owned by Crusader.
     (c) Except as set forth herein, there have been no transactions in common stock of the Issuer by any of the Reporting Persons since April 28, 2010, the date of the last Amendment on Schedule 13D by the Reporting Persons.
     (d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.
     (e) Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
The response to Item 4 is incorporated herein by reference.

     SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: September 7, 2010

JAMES DONDERO
By:	/s/ James Dondero

STRAND ADVISORS, INC.
By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P. Its: General Partner

By: Highland Crusader Fund GP, LLC Its: General Partner

By: Highland Capital Management, L.P. Its: Sole Member

By: Strand Advisors, Inc. Its: General Partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President